Equitable Advisors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Statement of Financial Condition
December 31, 2022

Equitable Advisors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Index
December 31, 2022



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Equitable Advisors, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Equitable Advisors, LLC (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Pricewaterhouse Coopers LLP

February 28, 2023

We have served as the Company's auditor since 1999.

PricewaterhouseCoopers LLP, 214 North Tryon Street, Suite 4200, Charlotte, NC 28202 T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

Equitable Advisors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$	107,283,169
Receivable from affiliates		1,041,274
Receivable from sponsors and broker-dealers		24,571,581
Deferred tax assets		2,488,924
Prepaids and other assets, net		2,143,596
Total assets	$	137,528,544

Liabilities and Member's Capital
Liabilities

Payable to affiliates	$	18,709,286
Payable for commissions and fees		29,669,449
Current tax liabilities		4,521,531
Other liabilities		2,557,833
Total Liabilities		55,458,099
Member's Capital		82,070,445
Total liabilities and member's capital	$	137,528,544

The accompanying notes are an integral part of this financial statement.

Equitable Advisors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Notes to Financial Statements
December 31, 2022

1) Organization

Equitable Advisors, LLC (the Company), a Delaware limited liability company, is a wholly owned subsidiary of Equitable Distribution Holding Corporation (Holding) which is a wholly owned subsidiary of Equitable Financial Services, LLC (EFS). EFS is a direct, wholly-owned subsidiary of Equitable Holdings, Inc. (EQH).

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a registered investment advisor under the Investment Advisors Act of 1940. Its principal businesses are the distribution of shares of investment products, primarily mutual funds offered by affiliates and third parties, as well as the sale of brokerage products and variable life insurance and annuity contracts issued by Equitable Financial Life Insurance Company (Equitable) and Equitable Financial Life Insurance Company of America (EFLOA), wholly owned subsidiaries of EFS. The Company focuses on the development and management of retail customers and currently offers a variety of asset management accounts with related services, as well as money management products such as asset allocation programs and advisory accounts. Retail distribution of products and services is accomplished by financial professionals (FP's) contracted with Equitable Network, LLC, an affiliate, and the Company.

LPL Financial LLC (LPL), an independent brokerage firm, provides clearing and certain back-office brokerage services to the Company on a fully disclosed basis. The agreement between LPL and the Company is in effect through April 1, 2024 (the LPL Agreement). The LPL Agreement will renew automatically for an additional twenty-four month term unless terminated under certain conditions.

2) Significant Accounting Policies

Basis of Presentation

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The accompanying financial statements reflect all adjustments necessary in the opinion of management for a fair presentation of the financial position of the Company and its result of operations and cash flows for the period presented.

The Company estimates that the carrying value of receivables and payables approximates fair value, due to their short term nature.

Equitable Advisors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Notes to Financial Statements
December 31, 2022

<u>Revenue Recognition</u>

The following table sets forth the disaggregation of the Company's revenue by major source for the year ended December 31, 2022:

Revenues

Commissions, concessions and fees:		
Variable life and annuity commissions	$	466,180,350
Investment advisory fees		417,231,448
Trade execution fees		43,963,997
Trail commissions		42,535,075
Retirement and Financial planning revenue		7,505,373
Other		15,790,955
Total commissions, concessions and fees		993,207,198
Investment products and distribution fees		183,065,194
Advisory reallowance fees		60,482,392
Marketing support revenue		5,600,446
Other income		2,189,410
Total revenues	$	1,244,544,640

Commissions, concessions and fees revenue

The Company earns variable life and annuity commissions on insurance contracts with Equitable, EFLOA, and third party providers. Revenue is accrued and recognized at the time the contract is signed which is also the date the performance obligation is satisfied.

Investment Advisory fees are stated as a fixed percentage of the account's assets under administration (AUA) which is the value of the assets invested at a point in time and are assessed in advance on both a monthly and quarterly basis. Revenue is recognized in the month it is earned. The advisory client benefits from each day of service and the services provided on any given day are substantially the same.

Trade execution fees are recorded on a trade date basis, which is when the Company satisfies its performance obligations. Trade execution and clearing services are bundled into a single distinct service, collectively referred to as trade execution. The Company earns the right to receive trade commission when the right to obtain or dispose of the economic benefits of the traded security have transferred to or from the brokerage account client. Securities transactions executed but not settled as of December 31, 2022 are reflected in the Statement of Financial Condition within Receivable from sponsors and broker-dealers, and were subsequently settled after December 31, 2022.

Trail commissions are fees earned by the Company for retaining a client in a particular investment. Trail commissions, which are calculated based on an annual percentage of assets invested, are accrued continuously over time and paid monthly or quarterly in arrears.

Equitable Advisors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Notes to Financial Statements
December 31, 2022

The company provides fee based and non-fee based financial planning services. Fee based plans are for advisory services provided to ERISA based retirements plans. Fees are paid by the plan trusts or plan sponsors and are based on an annually contracted percentage of the plans' AUA, which is the value of the assets in the plan at a point in time. Fees are paid monthly and quarterly, in arrears, and are recorded on a monthly basis as the performance obligations are met continuously over time. Non-fee based planning fees are for one time financial planning services such as estate planning. These fees are collected upfront and deferred from recognition until the final plan is delivered to the customer, which is when the performance obligation has been met. All non-fee based plans must be completed within one year or a new agreement must be established or refund made to the client. Deferred revenue for fee based and non-fee based financial planning services at December 31, 2022 was $1,121,125 and is included in Other Liabilities.

Other commission, concessions and fee revenue consists of revenue earned on client investments in the clearing firm's money market sweep product, which is earned, recorded and received on a monthly basis, and client referral fees earned from AllianceBernstein L.P. (AllianceBernstein), an affiliated entity, and other mutual fund sponsors.

Investment Products and Distribution Fees

The company is providing distribution and shareholder support services in connection with Equitable Distributors, LLC's distribution of shares of investment products. Investment products and distribution fees include trailer fees earned pursuant to Rule 12b-1 under the Investments Company Act of 1940 (12b-1). The 12b-1 trailer fees are accrued monthly as earned, with cash being received in the subsequent month.

Advisory Re-allowance Fees

Annual fee paid by LPL for the retention of client AUA within LPL advisory platform accounts. The fee is based on average AUA tiers, which are calculated bi-weekly, and rates established in the LPL agreement. The performance obligation is satisfied continuously over a period of time. These fees are paid quarterly and recorded at the end of each month.

Marketing Support Income

The company earns marketing support revenue from various mutual fund and cash solicitor sponsors as compensation for the ongoing marketing and client support provided by Equitable registered representatives. The Company earns the right to receive support service fees each day as the policyholder/customer both receives and consumes the economic benefits of these shareholder services. These fees are generally based on an agreed upon percentage of AUA, which is the value of the assets invested with the sponsor at a point in time, paid on both monthly and quarterly basis, and are recorded monthly.

Other Income

Other income consists primarily of interest earned on money market funds.

Payable for commissions and fees

The company expenses all sales commissions when incurred. These costs are recorded within commissions, overrides and fees expenses.

Cash and Cash Equivalents

The company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2022, the cash held at two banks exceeded the Federal Deposit Insurance Company (FDIC) insurance limits.

Cash equivalents at December 31, 2022 include investments in a money market fund of an affiliated registered investment advisor, AllianceBernstein, totaling $105,728,859. Interest income is accrued as earned.

Given the concentration of cash and cash equivalents, the Company may be exposed to certain counterparty risk.

Prepaids and Other Assets, net

Prepaids and other assets include $1,155,500 of technology and analysis subscription cost chargebacks to FP's, reduced by an allowance for doubtful accounts of $373,300 (the allowance is maintained at a level that the Company estimates to be sufficient to absorb potential losses and is primarily based on the current aging and historical collectability of these receivables), prepaid regulatory fees of $170,112 and unpaid and accrued advisory fees for client accounts on an arrears billing cycle of $1,191,284.

Income Taxes

The Company is included in the consolidated federal income tax return filed by EQH, and the consolidated state and local income tax returns filed by Holding. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current taxes or benefit calculated is either remitted to or received from Holding. The amounts of current and deferred income tax-related assets and liabilities are recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Under the state tax sharing agreement with Holding, the Company computes its state tax liability as if the Company filed state tax returns on a separate-return basis; if the Company's tax attributes are utilized by Holding to reduce Holding's state tax liability, the Company will be reimbursed.

Insurance Recoveries

Recoveries of legal settlements through the Company's fidelity bond policy are recorded in the period received or determined to be assured.

Subsequent Events

Events and transactions subsequent to the balance sheet date have been evaluated by management, for purpose of recognition or disclosure in these financial statements, through February 28, 2023, the date that these financial statements were available to be issued.

3)   **Fair Value Measurement**

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance established a fair value hierarchy that requires an

entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

Financial Instruments Measured at Fair Value on a Recurring Basis

December 31, 2022	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 105,728,859	$ —	$ —	$ 105,728,859

Cash equivalents classified as Level 1 include investments in a money market fund of an affiliated registered investment advisor, AllianceBernstein and is carried at its approximate fair value as reported by the registered money market fund.

4)   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (the Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. As of December 31, 2022, the Company had net capital of $49,584,893 which exceeded required net capital of $3,697,210 by $45,887,683 and the Company's ratio of aggregate indebtedness to net capital was 1.12 to 1.

5)   Transactions With Affiliates

On December 9, 2022 the Company's Board of Directors authorized a $85.0 million distribution to its parent, Holding. The amount was paid on December 28, 2022. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the rule.

During 2022, the Company earned concessions and fees of $5,301,943 for products offered by its affiliate, AllianceBernstein, $970,945 from Equitable Distributors, LLC (EDL) and $116,765 from Equitable Investment Management Group LLC (EIMG). Receivable from affiliates as of December 31, 2022 includes $893,427 due from AllianceBernstein, $83,563 due from Equitable Distributors, LLC.

Pursuant to the Agreement for Cooperative and Joint Use of Personnel, Property and Services, and the Distribution and Servicing Agreement, Equitable provides the Company with personnel to perform management, administrative,

clerical and sales services and makes available the use of certain property and facilities. During 2022, the Company incurred expenses of $62,255,067 for the cost of such personnel and services, including $1,976,957 of allocated costs for various share-based compensation plans sponsored by EQH.

At December 31, 2022, the Company had a payable to affiliates of $18,709,286 of which $6,635,378 was due to Equitable and its affiliates for shared expenses; and $11,654,603 is due to Equitable Network, LLC primarily for reimbursement of commission expenses paid on behalf of the Company.

During 2022, the Company earned $466,180,350 of commissions, concessions and fees and $183,065,194 of investment products and distribution fees from affiliates, which were simultaneously paid out to FPs or paid to the affiliates for services pursuant to the agreements described above.

6)   **Income Taxes**

As a single member limited liability company, the Company is treated as a division of Holding for Federal and State income tax purposes, not as a separate taxable entity. Tax sharing arrangements between the Company and Holding provide that the amount the Company will either remit to or receive from Holding for its share of Federal and State income taxes is calculated as though the Company was filing separate Federal and State income tax returns. Under the Federal income tax sharing agreement, the Company is reimbursed for the use of its separate company losses or tax credits to the extent there is an aggregate reduction in the consolidated federal tax liability of EQH and it is reasonable to expect EQH's liability to be reduced. The Company is reimbursed for the use of such items under the State income tax sharing agreement in the years they actually reduce the consolidated state income tax liability of Holding.

A summary of the income tax provision in the Statement of Operations follows:

		Federal		**State**	**Total**
Income tax provision					
Current expense	$	22,048,857	$	9,801,393	$ 31,850,250
Deferred expense (benefit)	$	333,716		50,837	384,553
	$	22,382,573		9,852,230 $	32,234,803

The Company had the following deferred tax assets as of December 31, 2022.

State net operating loss	$	27,438
Deferred compensation		2,468,589
State income tax		(104,990)
Other		97,887
Deferred Tax Assets	$	2,488,924

At December 31, 2022, the Company had a total net deferred state tax asset of $781,883 and a net deferred federal income tax asset of $1,707,041.

Equitable Advisors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Notes to Financial Statements
December 31, 2022

The Company has determined that it is more likely than not that the federal, state and local deferred tax assets will be realized. As of December 31, 2022, the Company had total current taxes payable of $4,521,531 comprised of a federal income tax liability of $3,226,151 and a state income tax liability of $1,295,380.

The effective rate of 28% differs from the statutory tax rate of 21% primarily due to state income taxes of $7,674,873 net of federal benefit.

As of December 31, 2022, the Company had no liability for uncertain tax positions.

The 2014 through 2022 tax years are open to examination by the Internal Revenue Service and the 2016 through 2022 tax years are open to examination by state tax authorities.

7)   Off-Balance Sheet Risk

In the normal course of business, the Company may enter into contracts that contain various representations and indemnities including a contract where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under the contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes there is no estimable amount assignable to this right or rights under other contracts as any obligation would be based on the future nonperformance by the counterparties. At December 31, 2022, the Company has recorded no liabilities with regards to these rights.

The Company is subject to credit risk to the extent the sponsors and the clearing broker may be unable to repay the amounts owed.

8) Commitments And Contingencies

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. For certain specific matters, the Company estimates a liability which is included within Other liabilities on the Statement of Financial Condition. For certain other matters, management cannot make a reasonable estimate of loss. While the ultimate outcome of these matters cannot be predicted with certainty, in the opinion of management, the Company does not currently believe that potential losses are likely to have a material adverse effect on the Company's financial condition.